UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8591-9267

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -.

Other Information

2019 Annual Meeting of Shareholders

On September 16, 2019, TDH Holdings, Inc. (the “Company”) held its 2019 Annual Shareholders Meeting at 9AM local China time (or 8PM Eastern Standard Time), in Beijing, China. At the close of business on August 12, 2019, the record date to vote at the meeting, there were 12,516,662 shares issued and outstanding. The following is a list of matters considered and voted upon at the Annual Meeting:

1.	Election of Class B Directors
	Name	Voted For	Withheld

	Qiu Li	7,030,130	6,007
	Caifen Zou	7,034,137	6,000

2.	Ratification of appointment of Malone Bailey LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2019.

	Voted For	Voted Against	Abstain
	7,035,137	1,000	0

3.	Approval of the issuance of more than 20% of the Company’s issued and outstanding common stock in connection with the August 2019 private placement of the Company’s securities (the “Private Placement”) in accordance with Nasdaq Marketplace Rule 5635(d).

	Voted For	Voted Against	Abstain
	7,030,292	1,295	2,550

4.	Approval of the Company’s officer and director participation in the Private Placement as referenced in Proposal 3 in accordance with Nasdaq Marketplace Rule 5635(c).

	Voted For	Voted Against	Abstain
	7,027,977	1,120	5,040

5.	Approval of any change of control that could result from the potential issuance of the Company’s securities in the Private Placement as referenced in Proposal 3 in accordance with Nasdaq Marketplace Rule 5635(b).

	Voted For	Voted Against	Abstain
	7,032,551	1,546	40

Closing of the Private Placement; Updates on the Nasdaq Compliance Matters

Following the Annual Meeting and upon receipt of the requisite shareholder vote, on September 27, 2019, the Company closed a private placement of its securities pursuant to subscription agreements with several individual accredited investors, including with the Company’s Chief Executive Officer and a Board member (together, the “Investors”), under which such Investors have agreed to purchase from the Company up to an aggregate of $10 million worth of the Company’s common shares, at the per share price of $0.30, or a total of 33,333,333 of the Company’s common shares (the “Private Placement”). The Company’s intends to use the net proceeds from the sale of its securities in this Private Placement to pay off certain debt, complete the first phase of the Lingang production plant and for working capital and general corporate purposes. The closing of this Private Placement was subject to certain conditions, including the stockholder approval requirement pursuant to Nasdaq Marketplace Rule 5635(d). The Company sold the securities in this Private Placement in reliance upon an exemption from registration under the Securities Act. There were no discounts or brokerage fees associated with this offering.

Following an oral hearing before the Nasdaq Hearings Panel to address the Company’s inability to meet Nasdaq minimum $2.5 million in shareholders’ equity requirement set forth in Listing Rule 5550(b)(1), the Company received the Panel’s determination to continue the listing of the Company’s securities on Nasdaq provided:

•	On or before September 30, 2019, the Company shall have closed its private placement and issued public disclosures that it has over $2.5 million in stockholders’ equity, and

•	On or before October 20, 2019, the Company shall report to the Panel regarding the status of its closing bid price and its plan for a reverse stock split.

In compliance with the terms of the Panel’s determination, the Company reports that following the closing of the Private placement referenced above, the Company’s shareholders’ equity, as shown on a pro forma basis reflecting the effect of such capital infusion, is $5.36 million:

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2019

	As of June 30, 2019	Pro Forma
Stockholders’ Equity	($4.64 million)	$5.36 million

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2019	TDH Holdings, Inc.

	By	/s/ Dandan Liu
Name: Dandan Liu Title: Chief Executive Officer